Online Registration System

View/Update Registration Information – Entity Profile Information

NFA ID   [0240934]      MACQUARIE BANK LIMITED

Printer Friendly Version

To view/update this entity's detailed information, click the applicable link in the left-hand side navigation.

Current Status Information

Status	Effective Date
SWAP DEALER REGISTERED	08/15/2023
NFA MEMBER APPROVED	04/26/2013
EXEMPT FOREIGN FIRM APPROVED	07/16/1992
NFA ID 0366355 MACQUARIE FUTURES USA LLC	
PRINCIPAL APPROVED	05/22/2006

Status History Information ⌃

Status	Effective Date
SWAP DEALER REGISTERED	08/15/2023
NFA MEMBER APPROVED	04/26/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
NFA MEMBER PENDING	12/17/2012
SWAP DEALER PENDING	12/17/2012
EXEMPT FOREIGN FIRM APPROVED	07/16/1992
NFA ID 0357800 ARGUS CAPITAL MANAGEMENT PTY LTD	
PRINCIPAL WITHDRAWN	02/04/2011
PRINCIPAL APPROVED	07/11/2005
NFA ID 0443104 MACQUARIE ENERGY LLC	
PRINCIPAL WITHDRAWN	05/29/2021
PRINCIPAL APPROVED	04/26/2013
PRINCIPAL PENDING	12/15/2012
NFA ID 0349917 MACQUARIE EUROPE LIMITED	
PRINCIPAL WITHDRAWN	11/14/2007
PRINCIPAL APPROVED	07/14/2006
NFA ID 0366355 MACQUARIE FUTURES USA LLC	
PRINCIPAL APPROVED	05/22/2006

Outstanding Requirements ⌃

Annual Due Date: 05/01/2024

FIRM DISCIPLINARY INFORMATION IN REVIEW

Disciplined Employee Summary ⌃

No information available.

Exempt Foreign Firm Information ⌃

NFA ID	Agent Name	Start Date	End Date
9999998	NATIONAL FUTURES ASSOCIATION	2/12/1992	

NFA ID	Regulator Name	Start Date	End Date
0316743	FINANCIAL CONDUCT AUTHORITY	12/15/1998	
0240800	AUSTRALIAN SECURITIES EXCHANGE LIMITED	7/16/1992	

NFA ID	Doing Business With	Start Date	End Date
0556746	ENERGY INVESTMENT PARTNERS	6/6/2023	
0511476	ARROW FUTURES UK LIMITED	1/25/2022	2/25/2022
0530063	ATLANTIC COBALT AG	4/27/2020	8/4/2023
0522759	THURLESTONE FINANCIAL LTD	1/14/2020	4/13/2022
0511476	ARROW FUTURES UK LIMITED	4/6/2018	1/17/2019
0477478	SALIX CAPITAL UK LIMITED	6/16/2014	6/20/2016
0459854	GFI AUSTRALIA PTY LIMITED	12/17/2013	8/28/2014
0318217	PVM OIL ASSOCIATES LTD	10/26/2012	12/5/2013
0431887	OTC EUROPE LLP	11/8/2011	10/1/2015
0411526	MAKO FINANCIAL MARKETS PARTNERSHIP LLP	9/10/2009	
0390351	MAPLE BROWN ABBOTT LIMITED	10/10/2007	
0385801	MACQUARIE FUTURES AND OPTIONS HONG KONG LIMITED	7/20/2007	3/29/2017

Exemption Category	Exemption Type
FUTURES COMMISSION MERCHANT	30.10

View BASIC

Online Registration System
Business Information

NFA ID   0240934   🔍   **MACQUARIE BANK LIMITED**

Printer Friendly Version

To make changes click Update.

Update

Form of Organization *   [CORPORATION ▼]

Where is the entity incorporated, organized or established:*

State   [--Select State-- ▼]

Country   [AUSTRALIA ▼]

Federal EIN   980163788

To make changes click Update.

Update

Street Address 1*   LEVEL 6

Street Address 2   50 MARTIN PLACE

Street Address 3

City**   SYDNEY

State* (United States only)   [--Select State-- ▼]

Province   NSW

Zip/Postal Code**   2000

Country*   [AUSTRALIA ▼]

Phone Number*   61-2-8232-3333

Fax Number

Email

Website/URL

CRD/IARD ID

Online Registration System
Exempt Foreign Firm Contact Information

NFA ID   0240934      **MACQUARIE BANK LIMITED**

Printer Friendly Version

To make changes click Update.

Update

Exempt Foreign Firm Contact Address

First Name*	ANDREW
Last Name*	STEWART
Title	
Street Address 1*	FUTURES DIVISION
Street Address 2	LEVEL 1, 50 MARTIN PLACE
Street Address 3	
City**	SYDNEY
State (United States only)	--Select State--
Province	
Zip/Postal Code**	NSW 2000
Country	AUSTRALIA
Phone*	612 8232 3088
Fax	612 8232 4412
Email*	ANDREW.STEWART@MACQUARIE.C(

Online Registration System
Other Names

NFA ID 0240934 [🔍]   **MACQUARIE BANK LIMITED**

Printer Friendly Version

> To make changes click Update.

Update

Name	Use Indicator	Type

Online Registration System
Location of Business Records

NFA ID   0240934      **MACQUARIE BANK LIMITED**

[Printer Friendly Version](#)

To make changes click Update.

Update

Business Records Address

Street Address 1*	LEVEL 6
Street Address 2	50 MARTIN PLACE
Street Address 3	
City*	SYDNEY
State	--Select State--
Province	NSW
Zip/Postal Code*	2000
Country*	AUSTRALIA

Online Registration System
U.S. Address for Production of Business Records

NFA ID | 0240934 |  | **MACQUARIE BANK LIMITED**

Printer Friendly Version

> To make changes click Update.

Update

○ The Office of NFA located in New York, NY

○ The Office of NFA located in Chicago, IL

⦿ The Following Address:

> P.O. Box address is not acceptable.

Office Of*	MACQUARIE BANK LIM
Street Address 1*	125 W. 55TH STREET
Street Address 2	
Street Address 3	
City*	NEW YORK
State*	NEW YORK
Zip/Postal Code*	10019

> *Required to file application.

Online Registration System
Holding Company InformationPrincipal Information

NFA ID   0240934      **MACQUARIE BANK LIMITED**

Printer Friendly Version

To make changes click Update.

Update

Individual Information

Total Individual Principals: 17

Filter By: Choose a filter...

NFA ID	Name	TItle(s)	10% or More Interest	Status	Effective Date
0518914	BROADBENT, JILLIAN ROSEMARY	DIRECTOR	N	APPROVED	03-08-2019
0451249	COFFEY, PHILIP MATTHEW	DIRECTOR	N	APPROVED	03-08-2019
0454205	COLEMAN, MICHAEL JOHN	DIRECTOR	N	APPROVED	05-02-2013
0541286	GREEN, STUART	CHIEF EXECUTIVE OFFICER	N	APPROVED	09-28-2021
0454080	GREGORY ROBERTS, SIMON	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION	N	APPROVED	02-07-2013
0511120	HARVEY, ALEXANDER HARMS	CHIEF FINANCIAL OFFICER	N	APPROVED	02-23-2018
0547381	HINCHLIFFE, MICHELLE ANNE	DIRECTOR	N	APPROVED	05-19-2022
0557810	LLOYD HURWITZ, SUSAN	DIRECTOR	N	APPROVED	08-23-2023
0536543	MCGRATH, REBECCA JOY	DIRECTOR	N	APPROVED	04-12-2021
0242135	NAKKAB, ARMAND	CHIEF COMPLIANCE OFFICER	N	APPROVED	11-03-2020
0452816	OKANE, NICHOLAS	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION	N	APPROVED	01-07-2013
0536581	ROCHE, MICHAEL	DIRECTOR	N	APPROVED	04-07-2021
0452344	SAINES, IAN MICHAEL	DIRECTOR	N	APPROVED	09-15-2022
0511090	SORBARA, NICOLE GAI	CHIEF OPERATING OFFICER	N	APPROVED	02-23-2018
0510224	STEVENS, GLENN ROBERT	DIRECTOR	N	APPROVED	02-05-2018
0460609	WIKRAMANAYAKE, SHEMARA	DIRECTOR	N	APPROVED	12-11-2018
0456278	WRIGHT, SIMON LAWRENCE	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION	N	APPROVED	04-19-2013

Holding Company Information

NFA ID	Full Name	10% or More Interest	Status	Effective Date
0391842	MACQUARIE GROUP LIMITED	Y	APPROVED	12-26-2012
0453462	MACQUARIE BH PTY LTD	Y	APPROVED	12-26-2012

Online Registration System
Principal Name and Financial Interest

NFA ID   [0240934]    **MACQUARIE BANK LIMITED**

Printer Friendly Version

To make changes click Update.

Update

Current Firms

Sponsor ID	Sponsor Name	10% or more interest?

Past Firms

Sponsor ID	Sponsor Name	Title(s)	10% or more interest?

Online Registration System
Non-U.S. Regulator Information

NFA ID   [0240934]    **MACQUARIE BANK LIMITED**

[Printer Friendly Version](#)

> To make changes click Update.

Update

List of Non-U.S. Regulator(s) During The Past Five Years

Country	Regulator Name
AUSTRALIA	AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY
HONG KONG	HONG KONG MONETARY AUTHORITY
AUSTRALIA	AUSTRALIAN PRUDENTIAL REGULATION AUTHORITY
SINGAPORE	MONETARY AUTHORITY OF SINGAPORE
REPUBLIC OF KOREA	FINANCIAL SERVICES COMMISSION/FINANCIAL SUPERVISORY SERVICE

Online Registration System
Agent Information

NFA ID 0240934    **MACQUARIE BANK LIMITED**

Printer Friendly Version

To make changes click Update.

Update

Current Agent

Agent ID	Agent Name	Start Date
9999998	NATIONAL FUTURES ASSOCIATION	2/12/1992

Agent History

Agent ID	Agent Name	Start Date	End Date

No information available

Online Registration System
Doing Business With

NFA ID 0240934    **MACQUARIE BANK LIMITED**

Printer Friendly Version

To make changes click Update.

Update

Doing Business With - Current

NFA ID	Name	Start Date

No Information Available

Doing Business With - History

NFA ID	Name	Start Date	End Date

No Information Available

Online Registration System
Disciplinary Information - Criminal Disclosures

NFA ID   0240934      **MACQUARIE BANK LIMITED**

Printer Friendly Version

To make changes click Update.

Update

Question A*

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

○ Yes   ◉ No

Question B*

Has the firm ever pled guilty to or been convicted or found guilty of any misdemeanor in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or

- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or

- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code; or

- any transaction in or advice concerning futures, options, leverage transactions or securities?

○ Yes   ◉ No

Question C*

Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

○ Yes   ◉ No

Even though you answered "No" to all of the above questions, would you like to provide a Criminal DMP?*   ○ Yes   ○ No

* Required to file application.

Online Registration System
Disciplinary Information - Regulatory Disclosures

NFA ID | 0240934 |  | MACQUARIE BANK LIMITED

Printer Friendly Version

> To make changes click Update.

Update

Question D*

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily enjoined the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

○ Yes ● No

Question E*

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

● Yes ○ No

A matter requiring disclosure has already been reported under this question. To disclose a new matter, you must file a DMP in the DMP Filing System. In order to change the answer to "No," you must contact NFA.

Question F*

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

○ Yes ● No

Question G*

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

○ Yes ● No

Question H*

Are any of the orders or other agreements described in Question G currently in effect against the firm?

○ Yes ● No

Question I*

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

● Yes ○ No

* Required to file application.

Online Registration System
Disciplinary Information - Financial Disclosures

NFA ID   [0240934]      **MACQUARIE BANK LIMITED**

Printer Friendly Version

To make changes click Update.

Update

Question J*

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

○ Yes ◉ No

Even though you answered "No" to the above question, would you like to provide a Financial DMP?* ○ Yes   ○ No

* Required to file application.

Online Registration System
Registration Contact Information

NFA ID   0240934      **MACQUARIE BANK LIMITED**

Printer Friendly Version

To make changes click Update.

Update

First Name*	JEREMY
Last Name*	CHAPLIN
Title	SENIOR REGISTRATIONS MANAGER
Street Address 1*	1301 RIVERPLACE BLVD
Street Address 2	
Street Address 3	
City**	JACKSONVILLE
State (United States only)	FLORIDA
Province	
Zip/Postal Code**	32207
Country	UNITED STATES
Phone*	904-571-5952
Fax	
Email*	RMGREGISTRATION@MACQUARIE.C

Online Registration System
Enforcement/Compliance Communication Contact Information

NFA ID `0240934`    **MACQUARIE BANK LIMITED**

[Printer Friendly Version](#)

> To make changes click Update.

Update

Contact	Contact Information
ARMAND NAKKAB , CHIEF COMPLIANCE OFFICER	125 WEST 55TH STREET L20 NEW YORK, NEW YORK 10019 UNITED STATES PHONE: 212-231-1206 ARI.NAKKAB@MACQUARIE.COM
NICOLE SPAUR , MANAGING DIRECTOR	ONE ALLEN CENTER 500 DALLAS STREET HOUSTON, TEXAS 77002 UNITED STATES PHONE: 731-275-8926 NICOLE.SPAUR@MACQUARIE.COM



Online Registration System

Membership Information

NFA ID 0240934 **MACQUARIE BANK LIMITED**

Printer Friendly Version

To make changes click Update.

Update

Indicate the category in which the Member intends to vote on NFA membership matters.*

- (•) Swap Dealer

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below?*

(•) Yes ( ) No

If yes, check all that apply:

- [x] THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
- [ ] THE FARM CREDIT ASSOCIATION
- [ ] THE FEDERAL DEPOSIT INSURANCE CORPORATION
- [ ] THE FEDERAL HOUSING FINANCE AGENCY
- [ ] THE OFFICE OF THE COMPTROLLER OF THE CURRENCY
- [ ] THE SECURITIES AND EXCHANGE COMMISSION

Online Registration System
Membership Contact Information

NFA ID   [0240934]    **MACQUARIE BANK LIMITED**

[Printer Friendly Version](#)

To make changes click Update.

Update

Membership Contact

First Name*   NICOLE

Last Name*   SPAUR

Title

Street Address 1*   ONE ALLEN CENTER, 500 DALLAS

Street Address 2   LEVEL 31

Street Address 3

City**   HOUSTON

State* (United States only)   TEXAS

Province

Zip/Postal Code**   77002

Country   UNITED STATES

Phone*   713-275-8926

Fax   713-275-8978

Email*   NICOLE.SPAUR@MACQUARIE.COM

Accounting Contact

First Name*   MARWA

Last Name*   EL-ATRIBI

Title

Street Address 1*   125 W. 55TH STREET

Street Address 2   LEVEL 23

Street Address 3

City**   NEW YORK

State* (United States only) NEW YORK

Province

Zip/Postal Code**   10019

Country   UNITED STATES

Phone*   212-231-1578

| Fax | 212-231-1598 |
| Email* | MARWA.EL-ATRIBI@MACQUARIE.CC |

Arbitration Contact

First Name*	NICOLE
Last Name*	SPAUR
Title	
Street Address 1*	ONE ALLEN CENTER, 500 DALLAS
Street Address 2	LEVEL 31
Street Address 3	
City**	HOUSTON
State* (United States only)	TEXAS
Province	
Zip/Postal Code**	77002
Country	UNITED STATES
Phone*	713-275-8926
Fax	713-275-8978
Email*	NICOLE.SPAUR@MACQUARIE.COM

Compliance Contact

First Name*	NICOLE
Last Name*	SPAUR
Title	
Street Address 1*	ONE ALLEN CENTER, 5 DALLAS
Street Address 2	LEVEL 31
Street Address 3	
City**	HOUSTON
State* (United States only)	TEXAS
Province	
Zip/Postal Code**	77002
Country	UNITED STATES
Phone*	713-275-8926
Fax	713-275-8978
Email*	NICOLE.SPAUR@MACQUARIE.COM

Chief Compliance Officer Contact

| First Name* | ARMAND |

Last Name*   NAKKAB

Title

Street Address 1*   125 W. 55TH STREET

Street Address 2   LEVEL 20

Street Address 3

City**   NEW YORK

State* (United States only)   NEW YORK

Province

Zip/Postal Code**   10019

Country   UNITED STATES

Phone*   212-231-1206

Fax

Email*   ARI.NAKKAB@MACQUARIE.COM



Online Registration System

NFA Home | BASIC | Log off user connellyb1

Return to Dashboard

Apply for Registration | **Update/Withdraw Registration Information** | **Report Center**

Search for an NFA ID | View Registration Information | **Security**

Payment Request/Accounting Information | **ORS News** | **Help**

Search
- For an Individual
- For a Firm, Holding Company or Sole Proprietor
- For a Pool
- By Social Security Number

Disciplinary Information
- Disclosure Information
- List of Disciplinary Information Disclosure Questions

Firm Profile
- Branch Office Manager List
- Swap Associated Person List
- Employee List (by office)
- Guarantee Agreement Information
- Exempt Foreign Firm Information
- Part 4 Exemptions

Internal Processing
- View Registration Information
- Outstanding Requirements
- Application Withdrawal Date
- TL's Due to Withdraw
- Notices

Registration and Membership
- Current Registration Status
- Registration History

Hardcopies
- Filing History

Branch Office Manager List

NFA ID 0240934   [Enter]   MACQUARIE BANK LIMITED

No information available.

Online Registration System
Membership Contact Information

NFA ID   `0240934`    **MACQUARIE BANK LIMITED**

Printer Friendly Version

To make changes click Update.

Update

Membership Contact

First Name*	NICOLE
Last Name*	SPAUR
Title	
Street Address 1*	ONE ALLEN CENTER, 500 DALLAS
Street Address 2	LEVEL 31
Street Address 3	
City**	HOUSTON
State* (United States only)	TEXAS
Province	
Zip/Postal Code**	77002
Country	UNITED STATES
Phone*	713-275-8926
Fax	713-275-8978
Email*	NICOLE.SPAUR@MACQUARIE.COM

Accounting Contact

First Name*	MARWA
Last Name*	EL-ATRIBI
Title	
Street Address 1*	125 W. 55TH STREET
Street Address 2	LEVEL 23
Street Address 3	
City**	NEW YORK
State* (United States only)	NEW YORK
Province	
Zip/Postal Code**	10019
Country	UNITED STATES
Phone*	212-231-1578

| Fax | 212-231-1598 |
| Email* | MARWA.EL-ATRIBI@MACQUARIE.CC |

Arbitration Contact

First Name*	NICOLE
Last Name*	SPAUR
Title	
Street Address 1*	ONE ALLEN CENTER, 500 DALLAS
Street Address 2	LEVEL 31
Street Address 3	
City**	HOUSTON
State* (United States only)	TEXAS
Province	
Zip/Postal Code**	77002
Country	UNITED STATES
Phone*	713-275-8926
Fax	713-275-8978
Email*	NICOLE.SPAUR@MACQUARIE.COM

Compliance Contact

First Name*	NICOLE
Last Name*	SPAUR
Title	
Street Address 1*	ONE ALLEN CENTER, 5 DALLAS
Street Address 2	LEVEL 31
Street Address 3	
City**	HOUSTON
State* (United States only)	TEXAS
Province	
Zip/Postal Code**	77002
Country	UNITED STATES
Phone*	713-275-8926
Fax	713-275-8978
Email*	NICOLE.SPAUR@MACQUARIE.COM

Chief Compliance Officer Contact

| First Name* | ARMAND |

Last Name*	NAKKAB
Title	
Street Address 1*	125 W. 55TH STREET
Street Address 2	LEVEL 20
Street Address 3	
City**	NEW YORK
State* (United States only)	NEW YORK ⌄
Province	
Zip/Postal Code**	10019
Country	UNITED STATES ⌄
Phone*	212-231-1206
Fax	
Email*	ARI.NAKKAB@MACQUARIE.COM

Online Registration System

Disciplinary Information - Criminal Disclosure Matter Summary

NFA ID   0240934      MACQUARIE BANK LIMITED

To add a Disclosure Matter Page (DMP), click the Add DMP button.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

 **Archived Criminal Disclosure Matter Summary**   ⌃

There are currently no archived DMPs.

Online Registration System
Disciplinary Information - Regulatory Disclosure Matter Summary

---

NFA ID   0240934      MACQUARIE BANK LIMITED

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

Current Regulatory Disclosure Matter Summary (19 DMPs)

Show 100 entries   Search:

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
I	19232	09/06/2023	KOREA FINANCIAL SUPERVISORY SERVICE N/A	PENDING	8/2023		
E	19114	09/06/2023	KOREA FINANCIAL SUPERVISORY SERVICE N/A	FINAL	8/2023	07/25/2023	
I	18181	04/19/2022	AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION (ASIC) 22-078MR	PENDING	4/2022		
E	17843	10/21/2021	AUSTRALIAN COMPETITION AND CONSUMER COMMISSION MR 238/16	FINAL	12/2016		
	14687	05/28/2013	ASIC V. STORM FINANCIAL LTD (IN LIQUIDATION), ET AL.				
	14686	12/17/2012	AUSTRALIAN SECURITIES EXCHANGE - WARRANT CLIENT AGREEMENT 2006				
	14690	12/17/2012	AUSTRALIAN STOCK EXCHANGE - TRADING VIOLATION 2010				
	14689	12/17/2012	FAIR TRADE COMMISSION OF SOUTH KOREA - REGULATORY FILINGS 2004				
	14692	12/17/2012	FAIR TRADE COMMISSION OF SOUTH KOREA - REGULATORY FILINGS 2004				
	14697	12/17/2012	SYDNEY FUTURES COMMISSION - ORDER DETAILS 1999				
	14691	12/17/2012	SYDNEY FUTURES COMMISSION - BUSINESS PROCEDURES 1997				
	14695	12/17/2012	SYDNEY FUTURES COMMISSION - CLIENT REPORTING 2001				
	14696	12/17/2012	SYDNEY FUTURES COMMISSION - IDENTIFIER CLIENT 2002				
	14688	12/17/2012	SYDNEY FUTURES COMMISSION - ORDER EXECUTION 2003				
	14694	12/17/2012	SYDNEY FUTURES COMMISSION - RECORDING CALLS 2001				



Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	14693	12/17/2012	SYDNEY FUTURES COMMISSION - TRANSACTION DISCREPANCIES 2005				
	14698	12/17/2012	SYDNEY FUTURES EXCHANGE - ASX OPERATING RULES 2008				
	14700	12/17/2012	SYDNEY FUTURES EXCHANGE - POST ALLOCATION PROHIBITIONS 2007				
	14699	12/17/2012	SYDNEY FUTURES EXCHANGE - TRADE ALLOCATION 2008				

Archived Regulatory Disclosure Matter Summary

There are currently no archived DMPs.

Online Registration System
Disciplinary Information - Financial Disclosure Matter Summary

---

NFA ID   [0240934]      MACQUARIE BANK LIMITED

To add a Disclosure Matter Page (DMP), click the Add DMP button.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

 **Archived Financial Disclosure Matter Summary**   ⌃

There are currently no archived DMPs.